UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 22, 2024

Sunoco LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	No. 001-35653	30-0740483
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8111 Westchester Drive, Suite 400 Dallas, Texas	75225
(Address of Principal Executive Offices)	(Zip Code)

(214) 981-0700

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
Common Units Representing Limited Partner Interests	SUN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On January 22, 2024, Sunoco LP, a Delaware limited partnership (“Parent”), Saturn Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), NuStar Energy L.P., a Delaware limited partnership (the “Partnership”), Riverwalk Logistics, L.P., a Delaware limited partnership (the “Partnership GP”) and sole general partner of the Partnership, NuStar GP, LLC, a Delaware limited liability company (“Partnership Managing GP”) and the sole general partner of the Partnership GP and Sunoco GP LLC, a Delaware limited liability company (the “Parent GP”) and sole general partner of Parent, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Partnership (the “Merger”, and the effective time of the merger, the “Effective Time”), with the Partnership surviving the Merger as the surviving entity and a subsidiary of Parent (the “Surviving Entity”).

Pursuant to the Merger Agreement, and by virtue of the Merger, (i) each Partnership Common Unit issued and outstanding immediately prior to the Effective Time (other than any Excluded Units (as defined below) and Parent Subsidiary Held Units (as defined below)) shall be converted into and shall thereafter represent the right to receive .400 of a common unit representing limited partner interests in Parent, having the rights and obligations specified with respect to “Common Units” in the Parent Partnership Agreement (the “Parent Common Units” and such consideration, the “Merger Consideration,” such ratio, the “Exchange Ratio” and the issuance of such Parent Common Units in connection with the Merger, the “Unit Issuance”), and each person that receives Parent Common Units upon the exchange of Partnership Common Units for the Merger Consideration in accordance with the Merger Agreement shall be admitted as a limited partner of Parent; (ii) each Partnership Preferred Unit issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time as limited partnership interests of the Surviving Entity in the Merger having the same terms as are applicable to the Partnership Preferred Units immediately prior to the Effective Time, (iii) the general partner interest in the Partnership issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time as the general partnership interest of the Surviving Entity in the Merger and (iv) all Partnership Common Units owned immediately prior to the Effective Time by the Partnership or by Parent or Merger Sub (collectively, the “Excluded Units”), and any Partnership Common Units owned, immediately prior to the Effective Time, by a Subsidiary of Parent (including any New Parent Subsidiary Units) (“Parent Subsidiary Held Units”), shall remain issued and outstanding from and after the Effective Time as limited partnership interests of the Surviving Entity in the Merger having the same terms as applicable to Partnership Common Units immediately prior to the Effective Time.

At the Effective Time, each outstanding restricted unit award of the Partnership (“Partnership Restricted Unit Award”) and performance cash award of the Partnership (“Partnership Performance Cash Award”) shall become fully vested and shall be cancelled and converted into the right to receive: (1) with respect to each Partnership Restricted Unit Award (A) a number of Parent Common Units equal to the product of (x) the number of Partnership Common Units subject to such Partnership Restricted Unit Award immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio and (B) a cash payment equal to the product of (x) the number of Partnership Common Units subject to such Partnership Restricted Unit Award immediately prior to the Effective Time multiplied by the per-unit amount of the Special Distribution (as described below), (ii) with respect to each Partnership Performance Cash Award, an amount in cash equal to two hundred percent (200%) of the target amount of cash pursuant to such Partnership Performance Cash Award, except that for each Partnership Performance Cash Award that constitutes a “carry forward” award, the cash amount shall equal one hundred percent (100%) of the target amount and (iii) with respect to each Partnership Time-Vesting Cash Award, an amount in cash equal to one hundred percent (100%) of the amount of cash subject to such Partnership Time-Vesting Cash Award.

The Merger Agreement provides that, at the Effective Time, Parent has agreed to take all necessary actions to increase the Board of Directors of Parent GP by one member, and to appoint a new member, to be mutually agreed upon by the Parent and Partnership to fill such vacancy. Parent has agreed not to take any action to remove such director for a period of one (1) year following the Effective Time.

Under the Merger Agreement, the parties have agreed to coordinate regarding the declaration by the Partnership of a distribution in respect of Partnership Common Units and the record date and payment date relating thereto, such that the holders of Partnership Common Units shall receive, prior to the Effective Time, a special cash distribution (the “Special Distribution”) in the amount of $0.212 per Partnership Common Unit.

The Merger Agreement contains customary representations and warranties of the parties. The Merger Agreement also contains customary covenants and agreements, including, among others: (i) the conduct of businesses of each of the parties between the date of the signing of the Merger Agreement and the date of closing of the transactions contemplated thereby (the “Closing”); (ii) regulatory matters, including the parties’ efforts to consummate the Closing and obtain approvals from governmental agencies; (iii) jointly preparing a registration statement on Form S-4 to be filed by Parent in connection with the Unit Issuance, which will include a proxy statement of the Partnership (the “Form S-4”); (iv) the Partnership’s obligation to use reasonable best efforts to solicit proxies to obtain the approval and adoption of the Merger Agreement by the affirmative vote of a Unit Majority (as such term is defined in the Partnership’s existing partnership agreement) (the “Partnership Unitholder Approval”); (v) employee benefits to be provided to continuing employees after the Closing; (vi) cooperation in connection with the Parent’s debt financing in connection with the Merger; and (vii) mutual non-solicitation of third party acquisition proposals.

The parties’ obligations to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of customary conditions set forth in the Merger Agreement, including, among others: (i) receipt of Partnership Unitholder Approval; (ii) the absence of any legal restraint deemed applicable to the Merger that makes the Merger illegal; (iii) the expiration or termination of all waiting periods (and any extension thereof) applicable to the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the termination or expiration of any commitment to, or agreement with, any governmental authority not to consummate the Closing before a certain date; (iv) the receipt of certain tax opinions; (v) the Form S-4 having been declared effective by the SEC, (vi) with respect to the Partnership’s obligations to consummate the transactions, the Parent Common Units to be issued in the Unit Issuance having been approved for listing on the New York Stock Exchange, (vii) no material adverse effect having occurred for Parent or Partnership; and (viii) certain other customary conditions relating to the parties’ representations and warranties in the Merger Agreement and the performance of their respective obligations, including Energy Transfer LP’s, a Delaware limited partnership (“ET”) representations and warranties and obligations under the Support Agreement (as described below).

The Merger Agreement also provides for certain termination rights for the parties, including: (i) by mutual written consent; (ii) if the Closing does not occur on or prior to October 22, 2024 (the “End Date”), provided that the End Date may be extended by Parent or Partnership up to two times for three-month periods in the event either (a) the condition requiring the absence of a legal restraint or (b) the condition requiring the expiration or termination of all waiting periods (or any extension thereof) under the HSR Act and the termination of any commitment to, or agreement with, any governmental authority not to consummate the Closing before a certain date, have not been satisfied; (iii) if the consummation of the Closing would violate any final and non-appealable legal restraint; (iv) if the Partnership Unitholder Approval is not obtained; (v) if the other party has breached any of its representations and warranties or failed to perform any of its covenants or agreements such that any of the conditions to Closing would not be satisfied and the party has not cured any such breaches within 30 days following delivery of written notice or the End Date, whichever is earlier; (vi) by Parent, prior to receipt of Partnership Unitholder Approval if the Board of Directors of the Partnership fails to recommend the adoption of the (to the extent required under the terms of the Merger Agreement), changes its recommendation, approves an alternative proposal, fails to include its recommendation in the Form S-4 or takes certain other actions as set forth in the Merger Agreement (a “Change of Recommendation”); and (vii) by Partnership, prior to the Partnership Unitholder Approval in order to accept a Superior Proposal (as defined in the Merger Agreement).

Partnership will be obligated to pay a termination fee of $90,272,205 if the Merger Agreement is terminated in certain circumstances, including where the Merger Agreement is terminated (i) by Parent, due to a Change of Recommendation or (ii), by Partnership, prior to the Partnership Unitholder Approval in order to accept a Superior Proposal.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or Parent or any other party to the Merger Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

Support Agreement

Concurrently with the execution of the Merger Agreement, on January 22, 2024, Parent, Partnership and ET entered into a Support Agreement (the “Support Agreement”), pursuant to which ET, the general partner of Parent GP, agreed to, among other things, and subject to certain exceptions, (i) not transfer its ownership interest in Parent GP, any of the Parent incentive distribution rights owned by it or any material portion of the Parent Common Units owned by it prior to the Effective Time and (ii) be bound by the terms of the non-solicitation provisions in the Merger Agreement with respect to competing proposals for Parent and the Parent GP and to abide by certain covenants with respect to regulatory approvals, SEC filings, confidentiality and litigation.

The foregoing description of the Support Agreement is qualified in its entirety by the full text of the Support Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 8.01.	Other Events.

In connection with the Merger Agreement, on January 22, 2024, Parent entered into (i) a debt commitment letter (the “Term Commitment Letter”) with Truist Securities, Inc. and Truist Bank (collectively, “Truist”) pursuant to which Truist committed to provide to Parent, subject to the terms and conditions set forth therein, an aggregate principal amount of $1.6 billion of 364-day term loan commitments, which 364-day term loan commitments may be reduced on the terms and conditions set forth in the Term Commitment Letter and (ii) a debt commitment letter (the “Revolver Commitment Letter”) with Truist pursuant to which Truist committed to provide to Parent, subject to the terms and conditions set forth therein, a $1.5 billion senior unsecured revolving credit facility.

On January 22, 2024, Parent and Partnership issued a joint press release regarding the matters described in Item 1.01 of this Current Report on Form 8-K, a copy of which is filed as Exhibit 99.1 and is incorporated herein by reference.

Additionally, on January 22, 2024, Parent and Partnership issued a joint investor presentation regarding the matters described in Item 1.01 of this Current Report on Form 8-K, a copy of which is filed as Exhibit 99.2 and is incorporated herein by reference.

Forward Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “intend,” “plan,” “seek,” “see,” “target” or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Sunoco LP (“Sunoco” or “SUN”) and NuStar Energy L.P. (“NuStar” or “NS”), that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals and NuStar unitholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, prospects, business and management strategies for the management, expansion and growth of the combined company’s operations, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Sunoco and NuStar to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Sunoco, NuStar or the directors of their respective general partners; the risk that disruptions from the proposed transaction will harm Sunoco’s or NuStar’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; rating agency actions and Sunoco and NuStar’s ability to access short- and long-term debt markets on a timely and affordable basis; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Sunoco’s and/or NuStar’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact NuStar’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; dilution caused by Sunoco’s issuance of additional units representing limited partner interests in connection with the proposed transaction; fees, costs and expenses and the possibility that the transaction may be more expensive to complete than anticipated; those risks described in Item 1A of Sunoco’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2023, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; those risks described in Item 1A of NuStar’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; and those risks that will be more fully described in the registration statement on Form S-4 and accompanying proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. Those disclosures are incorporated by reference in this presentation. While the list of factors presented here is, and the list of factors to be presented in the registration statement and the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this current report on Form 8-K. Sunoco and NuStar do not intend to update these statements unless required by the securities laws to do so, and Sunoco and NuStar undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this current report on Form 8-K.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Sunoco and NuStar, Sunoco intends to file a registration statement on Form S-4 (the “Registration Statement”) that will include a prospectus with respect to Sunoco’s units to be issued in the proposed transaction and a proxy statement for NuStar’s unitholders (the “Proxy Statement/Prospectus”), and each party may file other documents regarding the proposed transaction with the SEC. NuStar will mail the definitive Proxy Statement/Prospectus to unitholders of NuStar. This current report on Form 8-K is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that Sunoco or NuStar (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SUNOCO AND NUSTAR ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS,

CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the Proxy statement/Prospectus (when they become available), as well as other filings containing important information about Sunoco or NuStar, without charge at the SEC’s website, at http://www.sec.gov. Copies of the documents filed with the SEC by Sunoco will be available free of charge on Sunoco’s website at www.sunocolp.com. Copies of the documents filed with the SEC by NuStar will be available free of charge on NuStar’s website at www.nustarenergy.com. The information included on, or accessible through, Sunoco’s or NuStar’s website is not incorporated by reference into this current report on Form 8-K.

Participants in the Solicitation

Sunoco, NuStar and the directors and certain executive officers of their respective general partners may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NuStar’s general partner is set forth in (i) its proxy statement for its 2023 annual meeting of unitholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/1110805/000111080523000017/ns-20230309.htm), which was filed with the SEC on March 9, 2023, including under the sections entitled “Information About Our Executive Officers”, “Compensation Discussion and Analysis”, “Summary Compensation Table”, “Pay Ratio”, “Grants of Plan-Based Awards During the Year Ended December 31, 2022”, “Outstanding Equity Awards at December 31, 2022”, “Option Exercises and Units Vested During the Year Ended December 31, 2022”, “Pension Benefits for the Year Ended December 31, 2022”, “Nonqualified Deferred Compensation for the Year Ended December 31, 2022”, “Potential Payments Upon Termination or Change of Control”, “Pay Versus Performance”, “Director Compensation” and “Security Ownership”, (ii) in its Annual Report on Form 10-K for the year ended December 31, 2022 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1110805/000111080523000010/ns-20221231.htm), which was filed with the SEC on February 23, 2023, including under the sections entitled “Item. 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence” and (iii) subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of Sunoco’s general partner is set forth in (i) its Annual Report on Form 10-K for the year ended December 31, 2022, (https://www.sec.gov/ix?doc=/Archives/edgar/data/1552275/000155227523000010/sun-20221231.htm) which was filed with the SEC on February 17, 2023, including under the sections entitled “Item. 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence” and (ii) subsequent statements of changes in beneficial ownership on file with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy statement/Prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This current report on Form 8-K is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

2.1*	Agreement and Plan of Merger, dated as of January 22, 2024, by and among Sunoco LP, Saturn Merger Sub, LLC, NuStar Energy L.P., Riverwalk Logistics, L.P., NuStar GP, LLC and Sunoco GP, LLC.

10.1	Support Agreement, dated as of January 22, 2024, by and among Sunoco LP, NuStar Energy L.P. and Energy Transfer LP.

99.1	Joint Press Release, dated as of January 22, 2024.

99.2	Joint Investor Presentation, dated as of January 22, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain schedules and other similar attachments to this exhibit have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The Registrant will provide a copy of such omitted documents to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNOCO LP By: SUNOCO GP LLC, its general partner

By:	/s/ Dylan Bramhall
Name:	Dylan Bramhall
Title:	Chief Financial Officer

Date: January 22, 2024